Continental Cablevision, Inc.
                                 The Pilot House
                                   Lewis Wharf
                           Boston, Massachusetts 02110




                                                March 7, 1996

By Modem and by U.S. Mail
Securities and Exchange
  Commission
Division of Corporate Finance
Mail Stop 7-5
Judiciary Plaza
450 Fifth Street
Washington, D.C.  20549
Attn:  Carolyn Sherman

         Re:      Continental Cablevision, Inc.
                  Registration Statement on Form S-1
                  File No. 33-63529

Ladies and Gentlemen:

         The Registrant, Continental Cablevision, Inc., hereby requests pursuant to Rule 477 of the Securities Act of 1933 withdrawal of its Registration Statement on Form S-1 (the "Registration Statement") filed by modem transmission on October 19, 1995 (File No. 33-63529), relating to an offering of the Registrant's Class A Common Stock, $.01 par value. The Registrant has determined not to go forward with the offering because it has recently entered into a merger agreement, pursuant to which, if consummated, it will be merged out of existence.

                                                Very truly yours,

                                                CONTINENTAL CABLEVISION, INC.




                                                By:/s/ P. Eric Krauss
                                                   P. Eric Krauss
                                                   Vice President and Treasurer